September 29, 2025

John Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

       Re: Momentus Inc.
           Registration Statement on Form S-1
           Filed September 15, 2025
           File No. 333-290243
Dear John Rood:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 15, 2025
General

1. Please provide your analysis regarding why the Initial Conversion Shares and
       Subsequent Conversion Shares are eligible to be registered at this time. Refer to
       Securities Act Sections Compliance and Disclosure Interpretation 139.11 for
       guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 September 29, 2025
Page 2

statement.

      Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing